

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2019

Benjamin W. Mossman
President and Chief Executive Officer
Rise Gold Corp.
669 Howe St, Suite 650
Vancouver, BC V6C 0B4, Canada

Re: Rise Gold Corp.
Registration Statement on Form S-1
Filed January 17, 2019
File No. 333-229284

Dear Mr. Mossman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at (202) 551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Brad Wiggins, Esq.